SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

OR

☐	TRANSITION REPORT PURSUANT TO 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ___to ___

Commission file number 1-4879

DIEBOLD, INCORPORATED 401(k) SAVINGS PLAN

(Full title of the plan)

Diebold, Incorporated 5995 Mayfair Road PO Box 3077 North Canton, Ohio 44720-8077

(Name of issuer of the securities held by the plan and the address of its principal executive office)

REQUIRED INFORMATION

Audited plan financial statements and schedules prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended, are filed herewith in lieu of the requirements of an audited statement of financial condition and statement of income and changes in plan equity.

Financial Statements and Exhibits

All other schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because there is no information to report.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Plan Administrator and Participants
Diebold, Incorporated 401(k) Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Diebold, Incorporated 401(k) Savings Plan as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Diebold, Incorporated 401(k) Savings Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedules H, Line 4a – Schedule of Delinquent Participant Contributions for the years ended December 31, 2004 and 2003, Schedule H, Line 4i – Schedule of Assets Held at End of Year as of December 31, 2004, and Schedule H, Line 4j – Schedule of Reportable Transactions for the year ended December 31, 2004 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/KPMG LLP
KPMG LLP
Cleveland, Ohio
June 27, 2005

DIEBOLD, INCORPORATED 401(k) SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2004 and 2003

	2004	2003
Investments:
Participant-directed	$229,934,143	$183,914,193
Nonparticipant-directed	138,677,575	142,634,769

Total investments	368,611,718	326,548,962
Contribution receivable – participant	5,593	95,702
Contribution receivable – employer	7,499	40,750

Total assets	368,624,810	326,685,414
Other liabilities	—	44,170

Net assets available for benefits	$368,624,810	$326,641,244

See accompanying notes to financial statements

DIEBOLD, INCORPORATED 401(k) SAVINGS PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2004 and 2003

	2004	2003
Additions:
Contributions
Participant	$24,047,857	$21,911,610
Employer	7,457,916	6,729,520

Total contributions	31,505,773	28,641,130

Interest and dividends	7,984,359	6,110,220
Net appreciation in the fair value of investments	19,252,737	59,026,433

Total additions	58,742,869	93,777,783

Deductions:
Benefits paid to participants	(16,716,283)	(12,902,902)
Administrative expenses	(43,020)	(40,635)

Total deductions	(16,759,303)	(12,943,537)

Excess of additions over deductions	41,983,566	80,834,246

Net assets available for benefits:
Beginning of year	$326,641,244	$245,806,998

End of year	$368,624,810	$326,641,244

See accompanying notes to financial statements

DIEBOLD, INCORPORATED 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2004 AND 2003

(1)	Description of the Plan

The following brief description of the Diebold, Incorporated 401(k) Savings Plan (the “Plan”), as amended, provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

(a)	General

The Board of Directors of Diebold, Incorporated (the “Employer”) established this defined contribution plan effective as of April 1, 1990. The Diebold, Incorporated 401(k) Savings Plan covers all non-bargaining unit employees of the Employer and affiliates who have completed ninety days of employment (“Salary Employees”), all hourly employees of the Employer at the Newark, Ohio facility who are represented by Local 710 of the International Union of Electrical Workers, who have completed ninety days of employment and have attained the age of twenty-one (“Newark Employees”), and all employees of the Employer at the Canton Plant who commenced active employment on or after May 1, 1992 and all employees on layoff status from the Canton Plant as of May 1, 1992 who returned to active service from the Canton Plant on or after May 1, 1992 (“Canton Plant Employees”). In addition, Canton Plant employees must have completed ninety days of employment and have attained the age of twenty-one. In October 2003, the Employer closed the Canton Plant. Canton Plant Employees may elect distribution of benefits according to the Plan as noted in paragraph 1(e). The Plan is subject to certain provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Effective January 1, 2002, the Employer established and included as a part of the Plan a stock bonus plan designed to invest primarily in Qualifying Employer Securities, as defined in Code Section 4975(e), and meet the other requirements of an Employee Stock Ownership Plan (the “ESOP”) as set forth in Sections 401(a) (28) and 4975 of the Internal Revenue Code. The Plan consists of two distinct components. The first component is the profit sharing portion, including cash or deferred arrangement, intended to be qualified under Section 401(k) of the Internal Revenue Code, which shall consist of all plan assets and funds, except for plan assets and funds invested in Diebold, Incorporated common stock. The second component of the Plan is the ESOP, which consists solely of all plan assets and funds invested in Diebold, Incorporated common stock. By establishing an ESOP within the Plan, the participants can receive their cash dividends from Diebold, Incorporated common stock directly, if desired, and the Employer can take a corresponding tax deduction.

(b)	Contributions

Salary Employees

For the years ended December 31, 2004 and 2003, the Plan allowed each participant to voluntarily contribute from one to fifty percent (in one percent increments) of pre-tax compensation, but not in excess of the maximum amount permitted by the Internal Revenue Code.

In 2004 and 2003, for Employees hired prior to July 1, 2003, the Employer contributed, as a Basic Matching Contribution, an amount equal to sixty percent of a participant’s pre-tax contributions during each payroll period up to three percent of the participant’s compensation in such payroll period and thirty percent of a participant’s pre-tax contributions on the next three percent of the participant’s compensation in such payroll period.

DIEBOLD, INCORPORATED 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2004 AND 2003
(continued)

(b)	Contributions (continued)

Salary Employees (continued)

For Employees hired on or after July 1, 2003, the Employer contributed, as a Basic Matching Contribution, an amount equal to one hundred percent of a participant’s pre-tax contributions during each payroll period up to three percent of the participant’s compensation in such payroll period and fifty percent of a participant’s pre-tax contributions on the next three percent of the participant’s compensation in such payroll period. This new enhanced benefit was in lieu of participation in the Retirement Plan for Salaried Employees. Participation in the Retirement Plan for Salaried Employees was frozen for newly hired employees effective July 1, 2003.

Effective January 1, 2002, the Plan was amended so that as of the last day of each Plan year, the Employer shall calculate the amount of the Basic Matching Contribution that would be contributed on behalf of each participant for that Plan year if the Basic Matching Contribution were calculated and contributed on an annual basis rather than during each payroll period. If the amount of the Basic Matching Contribution, when calculated on an annual basis for the Plan year, is greater than the dollar amount actually contributed to a participant on a payroll basis during that Plan year, the Employer shall contribute to the Trust Fund, as of the last day of the Plan year, the additional amount necessary to increase the Basic Matching Contribution for each participant to the amount of the Basic Matching Contribution as calculated on an annual basis. The additional Basic Matching Contribution receivable calculated on an annual basis was $6,364 and $19,382 as of December 31, 2004 and 2003, respectively.

At the end of any Plan Year, the Employer, at its discretion, may determine that an Additional Matching Contribution be made for the next succeeding Plan year. The amount of any Additional Matching Contribution shall be determined solely by action of the Board of Directors. There were no Additional Matching Contributions made on behalf of any plan participants in either 2004 or 2003.

Newark Employees

For the year ended December 31, 2003, the Plan allowed each participant to voluntarily contribute from one to five percent (in one percent increments) of pre-tax compensation, but not in excess of the maximum amount permitted by the Internal Revenue Code. Effective September 15, 2004, the percentage range increased to one to ten percent.

In 2004 and 2003, the Employer contributed, as a Basic Matching Contribution, an amount equal to thirty percent of participant’s pre-tax contributions during each payroll period up to three percent of the participant’s compensation in such payroll period.

Canton Plant Employees (thru October 2003)

For the year ended December 31, 2003, the Plan allowed each participant to voluntarily contribute from one to six percent (in one percent increments) of pre-tax compensation, but not in excess of the maximum amount permitted by the Internal Revenue Code.

In 2003, the Employer contributed, as a Basic Matching Contribution, an amount equal to thirty percent of a participant’s pre-tax contributions during each payroll period up to three percent of the participant’s compensation in such payroll period.

DIEBOLD, INCORPORATED 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2004 AND 2003
(continued)

(c)	Participants’ Accounts

Salary Employees

As of January 1, 1992, the Employer established two separate accounts for each participant, a Regular Account and a Retiree Medical Funding Account. All participant contributions are deposited into the Regular Account. Each participant may direct that his or her contributions to the Regular Account be invested in the Loomis Sayles Bond Fund, Loomis Sayles Small Cap Value Fund, Vanguard 500 Index Fund, Vanguard Explorer Fund, Vanguard International Growth Fund, Vanguard Mid-Cap Index Fund, Vanguard PRIMECAP Fund, Vanguard Selected Value Fund, Vanguard STAR Fund, Vanguard Total Bond Market Index Fund, Vanguard U.S. Growth Fund, Vanguard Windsor II Fund, Vanguard Retirement Savings Trust, Diebold Company Stock Fund or any combination thereof with the minimum investment in any fund of one percent.

For 2004 and 2003, the Employer’s Basic Matching Contribution was divided between the Regular Account and the Retiree Medical Funding Account based on a predefined formula and was invested in the Diebold Company Stock Fund.

As of March 1, 2002, a participant may elect to transfer the Employer Basic Matching Contributions and the Employer Additional Matching Contributions, which have been invested in the Diebold Company Stock Fund for a minimum 12 month period, to other funds within the Plan.

Canton Plant (thru October 2003) and Newark Employees

The Employer established two separate accounts for each participant, a Regular Account and a Retiree Medical Funding Account. All participant contributions are deposited into the Regular Account and all Employer contributions are deposited into the Retiree Medical Funding Account. Each participant may direct that his or her contributions to the Regular Account, as well as all Employer contributions to the Retiree Medical Funding Account, be invested in the above named funds according to the participant’s direction with the minimum investment in any fund of one percent.

(d)	Vesting

For Employees hired before July 1, 2003, a participant’s pre-tax contributions and earnings, and the Employer’s contributions and earnings are immediately vested and nonforfeitable. For Employees hired on or after July 1, 2003, participant’s pre-tax contributions and earnings are immediately vested and nonforfeitable, however, Employer contributions and earnings are vested in accordance with the following schedule: less than three years service, zero percent, three years or more, 100 percent.

(e)	Distribution of Benefits

Upon termination of service with the Employer or an affiliate, a participant shall receive his or her total account balance in a lump sum payment if such total account balance does not exceed $5,000. Otherwise, the participant may elect to receive his or her total account balance in a lump sum payment upon termination, defer receipt until retirement date, or make a direct rollover to a qualified plan. For any funds invested in the Diebold Company Stock Fund, the participant may make an election to receive cash or the Employer’s common shares.

DIEBOLD, INCORPORATED 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2004 AND 2003
(continued)

(f)	Participant Notes Receivable (Salary Employees)

Loan transactions are treated as transfers between the various funds and the Loan Fund. Under the terms of the Plan, active participants of the Plan may borrow against their total account balance except for their balance in the Retiree Medical Funding Account. The minimum amount of any loan is $1,000 and the maximum is $50,000 or 50% of a participant’s current balance (in $100 increments), whichever is less. Loan payments are made through equal payroll deductions over the loan period of one to five years. Interest charged, which is based on the prime interest rate plus one percent as of the loan effective date, is determined by the Employer and ranges from 5.00% to 10.50% at December 31, 2004.

(g)	Withdrawals (Newark Employees and Canton Plant Employees)

A financial hardship provision is available enabling a participant to withdraw an amount to cover an immediate and heavy financial need.

(h)	Expenses

All costs and expenses incident to the administration of the Plan are paid by the plan administrator, or at the discretion of the administrator, paid from the assets of the Plan, except for loan processing and administration fees associated with the Loan Fund, which are borne by the individual loan participants.

(i)	Retiree Medical Funding Account

The aforementioned Retiree Medical Funding Account is intended to help accumulate funds to cover medical expenses after a participant retires which are no longer covered by an Employer sponsored plan. A portion of the Employer’s Basic Matching Contribution, based on a predefined formula, is deposited in the Retiree Medical Funding Account as is the employer’s past service contribution.

(j)	Forfeited Accounts

At December 31, 2004 and 2003 forfeited unvested accounts totaled $20,683 and $496 respectively. These accounts are used to reduce future employer contributions or administrative fees.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Presentation

The accompanying financial statements have been prepared on an accrual basis in accordance with accounting principles generally accepted in the United States of America.

(b)	Investment Valuation

The Plan’s investments are stated at fair value as of the last business day of the Plan year. Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. The Company stock is valued at its quoted market price. Participant notes receivable are valued at cost, which approximates fair value. All purchases and sales transactions are recorded on a trade date basis.

(c)	Benefit Payments

Benefits are recorded when paid.

DIEBOLD, INCORPORATED 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2004 AND 2003
(continued)

(d)	Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets available for benefits and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in assets available for benefits during the reporting period. Actual results could differ from those estimates.

(3)	Investments

The following presents investments that represent 5 percent or more of the Plan’s assets available for benefits as of December 31:

	2004		2003
	Number of	Current	Number of	Current
	Shares/Units	Value	Shares/Units	Value
Vanguard 500 Index Fund	394,635	$44,057,090	374,134	$38,412,331
Vanguard PRIMECAP Fund	374,283	23,317,812	323,430	17,154,738
Vanguard Total Bond Market Index Fund	2,357,298	24,209,449	2,183,659	22,513,529
Vanguard U.S. Growth Fund	1,699,814	27,502,994	1,690,442	25,627,096
Vanguard Windsor II Fund	723,526	22,233,951	607,199	16,084,693
Vanguard Retirement Savings Trust	35,120,745	35,120,745	29,668,255	29,668,255
Diebold Company Stock Fund*	2,488,383	138,677,575	2,647,759	142,634,769

*	- Nonparticipant-directed investment

The Plan’s investments, including gains and losses on investments bought and sold, as well as held during the year, appreciated in value as follows:

	2004	2003
Mutual funds	$14,874,317	$24,317,088
Common Stock	4,378,420	34,709,345

	$19,252,737	$59,026,433

Information about the changes in net assets relating to the nonparticipant-directed investment are as follows:

	Year Ended	Year Ended
	December 31, 2004	December 31, 2003
Participant contributions	$4,337,644	$4,271,026
Employer contributions	4,898,156	4,380,084
Interest and dividends	7,511	16
Net appreciation	4,378,420	34,709,345
Benefits paid to participants	(5,692,921)	(4,734,133)
Administrative expenses	(22,862)	(22,652)
Interfund transfers	(11,863,142)	(13,356,703)

Total	$(3,957,194)	$25,246,983

DIEBOLD, INCORPORATED 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2004 AND 2003
(continued)

(4)	Tax Status

The Internal Revenue Service (IRS) has determined and informed the Employer by a letter dated December 20, 2002, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The plan administrator believes that the Plan is designed and currently being operated in compliance with the applicable requirements of the IRC.

(5)	Plan Termination

Although it has not expressed any intent to do so, the Employer reserves the right at any time, by action of its Board of Directors, to terminate the Plan or discontinue contributions thereto.

(6)	Timeliness of Contributions

During the plan years ended December 31, 2004 and 2003, as a result of converting to a new payroll system, there were isolated delays by the Employer in submitting employee and employer contributions to the Plan. Delayed employee contributions totaled $4,345 and $83,576 in 2004 and 2003, respectively. Delayed employer contributions totaled $1,589 and $21,368 in 2004 and 2003, respectively. In June 2004, the Employer reimbursed the Plan for the delayed contributions as well as $25,767 for lost interest and investment income which resulted from the delay.

Additionally, as a result of an isolated error in the payroll process, the Employer was late in submitting employee and employer contributions for one payroll run in 2004 at the Newark plant. The employee and employer contributions were $2,651 and $555, respectively. The Employer will reimburse the affected employees through the Voluntary Fiduciary Correction Program.

DIEBOLD, INCORPORATED 401(k) SAVINGS PLAN
SCHEDULE H, LINE 4a – SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS
YEAR ENDED DECEMBER 31, 2004
EIN: 34-0183970
Plan Number: 012

	Total that Constitute Nonexempt Prohibited Transactions
				Total Fully Corrected
Participant Contributions	Contributions Not	Contributions Corrected	Contributions Pending	Under VFCP and PTE
Transferred Late to Plan	Corrected	Outside VFCP	Correction in VFCP	2002-51
$6,996	$2,651	—	$4,345	—

See accompanying report of independent registered public accounting firm.

DIEBOLD, INCORPORATED 401(k) SAVINGS PLAN
SCHEDULE H, LINE 4a – SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS
YEAR ENDED DECEMBER 31, 2003
EIN: 34-0183970
Plan Number: 012

	Total that Constitute Nonexempt Prohibited Transactions
				Total Fully Corrected
Participant Contributions	Contributions Not	Contributions Corrected	Contributions Pending	Under VFCP and PTE
Transferred Late to Plan	Corrected	Outside VFCP	Correction in VFCP	2002-51
$83,576	—	—	$83,576	—

See accompanying report of independent registered public accounting firm.

DIEBOLD, INCORPORATED 401(k) SAVINGS PLAN
SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS HELD AT END OF YEAR
DECEMBER 31, 2004
EIN: 34-0183970
Plan Number: 012

		Description of Investment including
	Identity of Issue, Borrower, Lessor, or	Maturity Date, Rate of Interest,
	Similar Party	Collateral, Par, or Maturity Value	Shares	Cost		Current Value
	Loomis Sayles Bond Fund	Registered Investment Company	911,282	$11,319,387		$12,593,915
	Loomis Sayles Small Cap Value Fund	Registered Investment Company	428,609	10,810,263		11,182,412
*	Vanguard 500 Index Fund	Registered Investment Company	394,635	40,932,131		44,057,090
*	Vanguard Explorer Fund	Registered Investment Company	41,908	2,686,874		3,125,082
*	Vanguard International Growth Fund	Registered Investment Company	480,439	7,918,225		9,061,087
*	Vanguard Mid-Cap Index Fund	Registered Investment Company	181,490	2,401,755		2,838,499
*	Vanguard PRIMECAP Fund	Registered Investment Company	374,283	19,855,577		23,317,812
*	Vanguard STAR Fund	Registered Investment Company	181,912	3,103,955		3,409,026
*	Vanguard Selected Value Fund	Registered Investment Company	202,580	3,259,963		3,660,615
*	Vanguard Total Bond Market Index Fund	Registered Investment Company	2,357,298	24,017,776		24,209,449
*	Vanguard U.S. Growth Fund	Registered Investment Company	1,699,814	41,773,184		27,502,994
*	Vanguard Windsor II Fund	Registered Investment Company	723,526	19,518,750		22,233,951
*	Vanguard Retirement Savings Trust	Common/ Collective Trust	35,120,745	35,120,745		35,120,745
*	Diebold Company Stock Fund	Company Stock Fund	2,488,383	76,230,790		138,677,575
*	Participant Loans (1,344 loans)	1 month – 5 years; 5.00% - 10.50%; 100% collateralized		0	**	7,621,466

				$298,949,375		$368,611,718

*	Party-in-interest
**	The cost of participant loans is $0 based upon instructions for the Form 5500 Schedule H Line 4i.

See accompanying report of independent registered public accounting firm.

DIEBOLD, INCORPORATED 401(k) SAVINGS PLAN
SCHEDULE H, LINE 4j — SCHEDULE OF REPORTABLE TRANSACTIONS
YEAR ENDED DECEMBER 31, 2004
EIN: 34-0183970
Plan Number: 012

COLUMN A	COLUMN B	COLUMN C	COLUMN D	COLUMN E	COLUMN F	COLUMN G	COLUMN H	COLUMN I

Current
					Expense		Value of
	Description of Assets (include				Incurred		Asset on
Identity of Party	interest rate and maturity in the	Purchase	Selling	Lease	with	Cost of	Transaction	Net Gain or
Involved	case of a loan)	Price	Price	Rental	Transaction	Asset	Date	(Loss)
The Vanguard Group	Diebold Company Stock	$16,205,452	—	—	—	—	$16,205,452	—
The Vanguard Group	Diebold Company Stock	—	24,541,055	—	—	16,183,314	24,541,055	8,357,741

See accompanying report of independent registered public accounting firm.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

DIEBOLD, INCORPORATED 401(k) SAVINGS PLAN
(Name of Plan)

Date:	June 27, 2005	By:	/s/ Gregory T. Geswein
Gregory T. Geswein Senior Vice President and Chief Financial Officer (Principal Financial Officer)

DIEBOLD, INCORPORATED

FORM 11-K

INDEX TO EXHIBITS

EXHIBIT NO.		PAGE NO.

23.	Consent of Independent Registered Public Accounting Firm	18